July 24, 2009

BY EDGAR

Sonia G. Barros, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20540

Re:	CNL Lifestyle Properties, Inc. Post-Effective Amendment No. 6

Form S-11, File No. 333-146457

Dear Ms. Barros:

On behalf of CNL Lifestyle Properties, Inc. (the “Company”), we are writing in response to the Staff’s comments provided by telephone on July 16, 2009.

In response to the Staff’s comments, the Company will provide the following revised disclosures in Supplement No. 1:

1. Supplement No. 1, page 4

“The following new loan information supplements the loan portfolio table under “Business – Loan Portfolio” on page 82 of the prospectus:

Borrower and Description of Collateral	Date of Loan Agreement	Maturity Date	Interest Rate	Loan Principal Amount (in thousands)
PARC Management and co-borrowers (membership interests and one parcel of land)(6)	5/8/2009	8/1/2012	10.00% – 11.00%	$1,493

FOOTNOTES:

(6)

On May 8, 2009 we made a loan to PARC Management secured by pledges of the membership interests of certain PARC Management subsidiaries and an obligation of PARC Management to issue a mortgage on 29 acres of vacant land located adjacent to our Magic Springs Theme Park property.”

2. Distribution Policy, page 8

DISTRIBUTION POLICY

The following information updates “Distribution Policy” on page 109 of the prospectus (in thousands except per share data):

2009 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$42,965	—	—	—	$42,965
Distributions per share	0.1888	—	—	—	0.1888
Distributions reinvested pursuant to reinvestment plan	$16,304				$16,304

2008 Quarters	First	Second	Third	Fourth	Year
Total distributions declared	$29,911	$31,361	$32,771	$34,315	$128,358
Distributions per share	0.1538	0.1538	0.1537	0.1537	0.6150
Distributions reinvested pursuant to reinvestment plan	$14,060	$14,839	$15,632	$16,266	$60,797

3. Plan of Distribution, page 9

PLAN OF DISTRIBUTION

The following information supplements the “Plan of Distribution” on page 135 of the prospectus:

The Offering

As of May 31, 2009, we had received approximately $352.9 million in subscription proceeds for this offering from the sale of 35.4 million shares. We have approximately 164.6 million shares remaining in this offering. As of that same date, we had received approximately $2.4 billion (240.3 million shares) in total proceeds in connection with our public offerings, including $142.7 million (15.0 million shares) received through our reinvestment plan, but excluding subscription proceeds of $1.4 million for an aggregate of 137,706 shares purchased in 2004 by our affiliates, including our Advisor.

As we discussed, the Company will include the disclosure as part of the filing pursuant to Rule 424(b) following the effectiveness of the post-effective amendment.

The Company has authorized us to acknowledge on its behalf that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me with any additional questions or comments.

Sincerely,

/s/ Richard E. Baltz
Richard E. Baltz